Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 and Form S-1 of Abacus Innovations Corporation of our reports dated February 26, 2016, relating to the consolidated financial statements of Leidos Holdings, Inc. and subsidiaries (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the fiscal year end change), and the effectiveness of Leidos Holdings, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Transition Report on Form 10-K of Leidos Holdings, Inc. for the 11-month period ended January 1, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

McLean, Virginia

April 18, 2016